Exhibit 99.1

Sierra Metals Announces Changes to the Board of Directors with the Appointment of Ricardo Arrarte and the Resignation of Philip Renaud

TORONTO--(BUSINESS WIRE)--April 5, 2019--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces the appointment of Mr. Ricardo Arrarte to the Board of Directors who will fill the vacancy left by the resignation of Mr. Philip Renaud who is resigning to focus more of his time on other business ventures. These changes are effective immediately.

Mr. Arrarte is a Director with an affiliate of the private equity firm Arias Resource Capital Management LP and is also the Chief Executive Officer for Cautivo Mining Inc. Mr. Arrarte is a Mining and Mechanical Engineer with over 20 years’ experience in management, operations, and consulting for mining companies. Mr. Arrarte has worked with Hochschild Mining PLC as Operations Manager in charge of four silver mines in Peru, Compania Minera Caudalosa SA as Chief Executive Officer, Consorcio Minero Horizonte as Planning and Engineering Manager, Buenavetura Ingenieros SA – BISA as an Engineering Consultant, Fosfatos Del Pacifico SA as Mine Manager, and Cementos Pacasmayo SAA as Geology and Mine Central Manager. Mr. Arrarte is experienced in mine and plant design, managing mining operations, production and costs with large teams of personnel. Mr. Arrarte earned his Mining and Mechanical Engineering degrees from Pontifica Universidad Catolica Del Peru and his MBA from the George Washington University in Washington, D.C.

On his departure, Mr. Renaud commented “It has been a great pride for me to be part of the growth and value creation process at Sierra Metals since 2003. I am confident of the strong fundamentals of the company in the future.”

J. Alberto Arias, Chairman of Sierra Metals, commented: “I want to express my gratitude to Philip for his many years of contribution to the Board of Directors of Sierra Metals. Philip’s commitment, enthusiasm and loyalty to the Company were appreciated by the Board and Management. I wish him all the best in his future endeavors.”

He continued, “On behalf of the Board and Management I would like to welcome Ricardo to the Sierra Metals Board of Directors. Ricardo’s experience in the Latin American mining industry makes him a valuable addition to our Board. We believe that Ricardo will help Sierra Metals realize the considerable growth and strategic opportunities that the Company presently has available at all of its properties.”

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
V.P., Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777